Exhibit 17.2

The Board of Directors
Alternative Energy Sources, Inc.

January 27, 2006

Gentlemen:

Please be advised that I hereby resign as an officer and director of Alternative Energy Sources, Inc., effective as of today's date.

Please be further advised that my resignation does not arise from any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Very truly yours,

/s/  Bruce Gage